February 11, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

RE:	The Kroger Co.
Form 10-K for the Fiscal Year Ended February 3, 2024
Item 2.02 Form 8-K dated December 5, 2024
File No. 001-00303

Ladies and Gentlemen:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Staff”), received by letter dated January 17, 2025, pertaining to The Kroger Co. (the “Company” or “we”) Form 10-K and Form 8-K referenced below. We requested an extension to provide our response and the Staff agreed to provide an extension until February 14, 2025. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. For ease of review, the Staff’s comments are reproduced below, followed by our responses.

Form 10-K for the Fiscal Year Ended February 3, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 29

1.	Please reconcile your FIFO gross profit, a non-GAAP financial measure, to its most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. As you present FIFO gross margin on a percentage basis, please disclose your fully-loaded GAAP gross margin with equal or greater prominence wherever you disclose FIFO gross margin. In this regard, your gross margin rate, as a percentage of sales, disclosed on page 34 does not appear to be calculated based on the fully-loaded GAAP gross profit as it excludes depreciation and amortization. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Kroger Response

The Company respectfully acknowledges the Staff’s comment. We separately present depreciation and amortization and rent expenses on our Consolidated Statements of Operations and do not allocate depreciation and amortization and rent expenses to merchandise costs, as described within Note 1 of our Notes to Consolidated Financial Statements – Accounting Policies. As such, we do not present gross profit within our Consolidated Statements of Operations. We have thoughtfully chosen this presentation as depreciation and amortization and rent expenses are managed by the Company separately from merchandise costs. This presentation of our Consolidated Statements of Operations is acceptable for depreciation and amortization according to SAB Topic 11:B. In addition, rent expense has been separately disclosed per Rule 5-03 of Regulation S-X due to its materiality.

We present and discuss gross profit in the manner we do because 1) it is consistent with how we reflect our business in our internal financial statements, 2) it is consistent with how leadership and the Chief Executive Officer operate and manage the business, and 3) it reflects how our profit is incorporated into our incentive plans. We further believe the notes to our financial statements clearly present the costs we include in merchandise costs, as well as our classification of depreciation and amortization and rent expenses.

In response to the Staff’s comment, in future filings, we will utilize the term “merchandising margin” to discuss this margin, which is calculated directly from the face of our Consolidated Statements of Operations using “Sales” and “Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below.” Per Item 10(e)(4) of Regulation S-K, presentation of ratios or statistical measures that are calculated exclusively using financial measures calculated in accordance with Generally Accepted Accounting Principles (“GAAP”), such as our calculation of merchandising margin, are not non-GAAP financial measures. Since we have concluded that merchandising margin is not a non-GAAP measure (as defined by Item 10(e)(2) and Item 10(e)(4) of Regulation S-K), we believe Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations is not applicable with respect to merchandising margin. We will include a tabular calculation of our merchandising margin, as a percentage of sales, from the face of our Consolidated Statements of Operations to ensure we clearly reconcile the statistical measure of merchandising margin for the users of our financial statements. Our merchandising margin, as a percentage of sales, is a GAAP financial statement measure and will be shown with greater prominence than FIFO merchandising margin, a non-GAAP financial measure. Additionally, we will reconcile FIFO merchandising margin to merchandising margin, the most directly comparable GAAP measure, within this tabular calculation.

Additionally, to acknowledge diversity in practice around presentation of depreciation and amortization and rent expenses and margins across our industry, we will clearly define merchandising margin in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our proposed disclosure for the changes described above is presented below:

Merchandising Margin, LIFO and FIFO Merchandising Margin

We define merchandising margin as sales minus merchandise costs, including advertising, warehousing, and transportation. Rent expense, depreciation and amortization expense, and interest expense are not included in merchandising margin. Our merchandising margin amounts may not be comparable to those of other retailers since some retailers include an allocation of depreciation and amortization and rent expenses in merchandise costs and others like us exclude these expenses from merchandise costs and choose to separately present them within the Consolidated Statements of Operations. See Note 1 – Accounting Policies, for additional detail.

Merchandising margin and FIFO merchandising margin are calculated as follows:

	Fiscal Year
	2023	2022

Sales	$150,039	$148,258
Merchandise costs, including advertising, warehousing, and transportation, excluding depreciation and amortization and rent expenses	116,675	116,480
Merchandising margin	33,364	31,778
Merchandising margin, as a percentage of sales	22.24%	21.43%

LIFO charge	113	626
FIFO merchandising margin	$33,477	$32,404
FIFO merchandising margin, as a percentage of sales	22.31%	21.86%

Our merchandising margin rates, as a percentage of sales, were 22.24% in 2023 and 21.43% in 2022. This increase in rate was achieved while also investing in price to maintain a competitive price position and deliver greater value for our customers. The increase in rate in 2023, compared to 2022, resulted primarily from a decreased LIFO charge, an increase in our fuel merchandising margin, strong Our Brands performance, our ability to effectively manage product cost through strong sourcing practices, lower transportation costs, as a percentage of sales, and the effect of our terminated agreement with Express Scripts, partially offset by higher shrink, as a percentage of sales, and increased promotional price investment.

Our LIFO charge was $113 million in 2023 and $626 million in 2022. The decrease in our LIFO charge was attributable to lower product cost inflation for 2023 compared to 2022.

Our FIFO merchandising margin rate, which excludes the LIFO charge, was 22.31% in 2023, compared to 21.86% in 2022. Our fuel sales lower our FIFO merchandising margin rate due to the very low FIFO merchandising margin rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel and the Extra Week, our FIFO merchandising margin rate increased 18 basis points in 2023, compared to 2022. This increase in rate was achieved while also investing in price to maintain a competitive price position and deliver greater value for our customers. This increase resulted primarily from strong Our Brands performance, our ability to effectively manage product cost through strong sourcing practices, lower transportation costs, as a percentage of sales, and the effect of our terminated agreement with Express Scripts, partially offset by increased promotional price investment and higher shrink, as a percentage of sales.

Liquidity and Capital Resources

Net cash provided by operating activities, page 42

2.	Your disclosure of operating cash flow generated from “net earnings including noncontrolling interests, adjusted for non-cash items,” appears to be a non-GAAP financial measure. Please remove this measure from your disclosure or provide the disclosure required by Item 10(e) of Regulation S-K.

Kroger Response

The Company respectfully acknowledges the Staff’s comment, and in future filings, we will supplement our existing disclosure with the following table to clarify the calculation of net earnings including noncontrolling interests, adjusted for non-cash items, consistent with Item 10(e) of Regulation S-K:

Net cash provided by operating activities

The following table provides a reconciliation of net earnings including noncontrolling interests, adjusted for non-cash items, and change in operating assets and liabilities, including working capital, to net cash provided by operating activities for 2023 and 2022.

	Fiscal Year
	2023	2022

Net earnings including noncontrolling interests	$2,169	$2,249
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	3,125	2,965
Asset impairment charges	69	68
Goodwill and fixed asset impairment charges related to Vitacost.com	-	164
Operating lease asset amortization	625	614
LIFO charge	113	626
Stock-based employee compensation	172	190
Company-sponsored pension plans	(9)	(26)
Deferred income taxes	(155)	161
Gain on the sale of assets	(56)	(40)
(Gain) loss on investments	(151)	728
Other	78	(8)
Net earnings including noncontrolling interests, adjusted for non-cash items	5,980	7,691
Change in operating assets and liabilities, including working capital:
Store deposits in-transit	(88)	(45)
Receivables	14	(222)
Inventories	342	(1,370)
Prepaid and other current assets	72	(36)
Trade accounts payable	545	3
Accrued expenses	(222)	(126)
Income taxes receivable and payable	68	(190)
Operating lease liabilities	(695)	(622)
Other	772	(585)
Change in operating assets and liabilities, including working capital	808	(3,193)
Net cash provided by operating activities	$6,788	$4,498

Item 2.02 Form 8-K dated December 5, 2024

Exhibit 99.1

Third Quarter Financial Results, page 2

3.	You present the change in FIFO Gross Margin Rate in the financial results table and discuss the change in FIFO gross margin rate, excluding fuel, in the narrative disclosure without disclosing and discussing the change of its most directly comparable GAAP measure. Please revise to present GAAP gross margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Kroger Response

The Company respectfully acknowledges the Staff’s comment. In accordance with the rationale discussed in our response to comment 1 above, we consider merchandising margin to be an appropriate financial statement measure to satisfy the prominence rules under Item 10(e)(1)(i)(A) of Regulation S-K. In response to this comment 3, in future filings, we will include a line item within our press release which includes our financial results that is filed as Exhibit 99.1 to our Item 2.02 Form 8-K to show merchandising margin rate basis point fluctuation as shown below:

Third Quarter Financial Results

	3Q24 ($ in millions; except EPS)	3Q23 ($ in millions; except EPS)
ID Sales* (Table 4)	2.3%	(0.6) %
Earnings Per Share	$ 0.84	$ 0.88
Adjusted EPS (Table 6)	$ 0.98	$ 0.95
Operating Profit	$ 828	$ 912
Adjusted FIFO Operating Profit (Table 7)	$ 1,017	$ 1,022
Merchandising Margin Rate	Increased 81 basis points
FIFO Merchandising Margin Rate*	Increased 51 basis points
OG&A Rate*	Increased 22 basis points

* Without fuel and adjustment items, if applicable.

We will also include a discussion of merchandising margin rate change within our financial results release prior to discussion of FIFO merchandising margin rate, excluding fuel.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ Todd A. Foley
Todd A. Foley
Senior Vice President and Interim Chief Financial Officer

cc:	W. Rodney McMullen
Christine S. Wheatley
Brian W. Nichols
Stacey M. Heiser
Lee A. Cassiere